Exhibit 99.3

THIS INVESTOR RIGHTS AGREEMENT is made as of the 22nd day of September, 2023.

BETWEEN:

NexGEN ENERGY LTD.

a corporation existing under the laws of the Province of British Columbia

(the “Company”)

- and -

WASHINGTON H. SOUL PATTINSON AND COMPANY LIMITED (ACN 000 002 728)
a corporation existing under the laws of the Commonwealth of Australia

(the “Investor”)

WHEREAS the Company has entered into a 2023 convertible debenture investment agreement dated September 22, 2023 with the Investor (the “Investment Agreement”) pursuant to which the Investor agreed to purchase and the Company agreed to sell to the Investor certain Debentures (as defined herein);

AND WHEREAS in consideration of the Company’s agreement to issue and sell, and the Investor’s agreement to purchase, the securities issued pursuant to the Investment Agreement, the Investor has agreed to adhere to certain restrictions, all on the terms and subject to the conditions set out herein;

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” means, with respect to a Person (first Person), (i) a Person that is an “affiliate” of the first Person within the meaning ascribed to that term in the Securities Act (British Columbia); or (ii) any other Person that is controlled by the same Person as the first Person, and for the purpose of this paragraph (ii), a Person (first Person) is considered to control another Person if the first Person holds a sufficient number of the voting rights attached to all outstanding voting securities of such other Person to affect materially the control of such other Person, and, if the first Person holds more than 30% of the voting rights attached to all outstanding voting securities of such other Person, the first Person is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of such other Person, provided that for the purposes of this paragraph (ii), such control or ownership shall be demonstrated to the satisfaction of the Company, acting reasonably;

“Board” means the board of directors of the Company as it may be constituted from time to time;

“Business Day” means any day other than (i) a Saturday, Sunday or (ii) any other day on which Schedule I Canadian chartered banks are not generally open for business or (iii) any other day on which banks are not generally open for business in Sydney, Australia;

“Change of Control” means (i) the acquisition in any transaction, directly or indirectly, by a Person or group of Persons acting jointly or in concert of voting control or direction over 50% or more of the outstanding Common Shares, (ii) the amalgamation, consolidation, arrangement or merger of the Company with or into another entity as a result of which the holders of the Common Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction, (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the Common Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction, or (iv) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Company’s management information circular;

“Common Shares” means the common shares in the capital of the Company issued and outstanding from time to time;

“Debentures” means the 9.0% unsecured convertible debentures issued by the Company to the Investor pursuant to the Indenture;

“Fundamental Change” means a Change of Control that includes as elements thereof: (A) one of items (i), (ii) or (iii) of the definition of Change of Control; and (B) item (iv) of the definition of Change of Control; and (C) the Chief Executive Officer of the Company as of the date hereof no longer being actively employed as the most senior executive officer of the Company or the entity carrying on the business of the Company following completion of the Change of Control (for the avoidance of doubt, (C) may occur prior to, concurrent with or following a Change of Control, and need not occur as a result of or in conjunction with the Change of Control);

“hold and/or control” or “holds and/or controls” means, when used in relation to the securities of any Person, the beneficial ownership of, or control or direction over, such securities;

“Indenture” means the trust indenture dated September 22, 2023, as may be amended from time to time;

“Investment Agreement” shall have the meaning set out in the recitals hereto;

“Parties” means the parties to this Agreement and “Party” means one of them; and

“Person” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;
(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;
(c)	the division of this Agreement into articles and sections and the insertion of headings and use of labels for defined terms are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;
(e)	the word “including” is deemed to mean “including without limitation”;
(f)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;
(g)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;
(h)	any time period within which any action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and
(i)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.
1.3	Entire Agreement

This Agreement, the Investment Agreement and the Indenture constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Article 2
STANDSTILL

2.1	Standstill

The Investor shall not, directly or indirectly, whether alone or jointly or in concert with any other Person, without the prior written consent of the Board, unless and until (i) the Parties otherwise agree in writing; or (ii) the completion of a Fundamental Change:

(a)	acquire, agree to acquire, or make any proposal or offer to acquire, directly or indirectly, ownership of (or control or direction over) any securities of the Company or any of its Affiliates (other than securities issued in accordance with the terms of the Debentures); provided that the Investor, its Affiliates, and any Person acting jointly or in concert with any of them, may acquire, in the aggregate, beneficial ownership of, or control or direction over, up to 4.99% of the outstanding Common Shares (assuming conversion of the Debentures and any other convertible or exchangeable securities such Persons hold and/or control); provided that all such Persons (other than the Investor) acquiring such securities agree in writing to be bound by this Agreement as an “Investor”.
(b)	solicit proxies from shareholders or other security holders of the Company or any of its Affiliates or otherwise attempt to influence the conduct of the shareholders or other security holders of the Company or any of its Affiliates;
(c)	solicit, initiate or engage in any discussions or negotiations, or enter into any agreement, commitment or understanding, or otherwise act jointly or in concert with any Person in order to propose or effect any take-over bid, tender or exchange offer, amalgamation, merger, arrangement or other business combination involving the Company or any of its Affiliates or propose or effect any acquisition of assets from the Company or any of its Affiliates;

(d)	in any manner, directly or indirectly, seek to control or influence the Board or the board of directors of any Affiliate of the Company or the management or policies of the Company or affect control of the Company or any of its Affiliates;
(e)	make any public announcement with respect to the foregoing or inconsistent with the foregoing, or assist, advise, encourage or agree, discuss, negotiate or otherwise act in concert with, any Person to do any of the foregoing (including by providing or arranging any financing);
(f)	take any action with respect to the Company or any of its Affiliates that would reasonably be expected to require the Company or any of its Affiliates to make a public announcement regarding any of the types of matters described in items (a) through (d) above; or
(g)	request the Company, directly or indirectly, to amend or waive any of these standstill provisions; provided however, that this restriction shall not apply to the provisions of item (a) above if (i) made on a confidential basis and so long as such action would not require disclosure by either the Company, its Affiliates or the Investor, and (ii) the proposed acquisition, agreement, or proposal would not be considered a “Flip-in Event” (as such term is defined in the shareholder rights plan agreement between the Company and Computershare Investor Services Inc. dated April 24, 2023 as the same may be amended, amended and restated or supplemented from time to time).

Article 3
Voting Alignment

3.1	Change of Control Voting Alignment

The Investor covenants and agrees with the Company that unless and until: (i) the Parties otherwise agree in writing; or (ii) the completion of a Fundamental Change:

(a)	it will not convert the Debentures in the circumstances of an unsolicited (hostile) take-over bid being made that constitutes a Change of Control, and will not tender or agree to tender the Debentures to such a bid, unless and until the Board shall subsequently recommend that shareholders of the Company accept such bid or the bidder takes-up and pays for sufficient Common Shares such that it, and Persons acting jointly or in concert with it, hold more than 66 2/3% of the outstanding Common Shares on a fully-diluted basis;
(b)	it will not tender or agree to tender any Common Shares it holds and/or controls, including as a result of the conversion of the Debentures or otherwise acquired by or issued to it by any means, to an unsolicited (hostile) take-over bid being made that constitutes a Change of Control, unless and until the Board shall subsequently recommend that shareholders of the Company accept such bid or the bidder takes-up and pays for sufficient Common Shares such that it, and Persons acting jointly or in concert with it, hold more than 66 2/3% of the outstanding Common Shares on a fully-diluted basis; and
(c)	it will (A) exercise the votes attached to any and all Common Shares it holds and/or controls, including as a result of the conversion of the Debentures or otherwise acquired by or issued to it by any means and, to the extent it is afforded a voting right, the Debentures, in the manner recommended by the Board to the shareholders of the Company in respect of any Change of Control transaction (with the exception of (iv) of the definition of Change of Control), and deposit or tender such Common Shares to the Change of Control transaction in the manner recommended by the Board, and (B) abstain from voting or withhold such votes if any Person is proposing to elect one or more individuals to the Board who are not nominees proposed for election by management in the Company’s management information circular.

Furthermore, upon public announcement of, commencement of, or an intention to commence, an unsolicited bid or public announcement by the Company that it has agreed (or intends to agree) to any other Change of Control transaction described above in this Section 3.1, the Investor agrees that it shall not transfer any of the Common Shares it holds and/or controls (other than to an Affiliate of the Investor, as certified by the Investor and where such Affiliate agrees in writing to be bound by this Agreement as an “Investor”).

3.2	Non-Change of Control Voting Alignment

In situations not involving a Change of Control, the Investor covenants and agrees with the Company that, unless and until (i) the Parties otherwise agree in writing; or (ii) the completion of a Fundamental Change, it will either: (a) exercise the votes attached to any and all Common Shares it holds and/or controls, and to the extent it is afforded a voting right, the Debentures, on each matter that may come before the shareholders of the Company in the manner recommended by the Board to the shareholders of the Company or (b) not exercise, in respect of such matter, the votes attached to any and all Common Shares it holds and/or controls.

Article 4
TRansfer of common shares by Investor

4.1	Third-Party Sales

Without the prior written consent of the Company, the Investor covenants and agrees with the Company that, unless and until (i) the Parties otherwise agree in writing; or (ii) the completion of a Fundamental Change, it shall not, directly or indirectly, sell or transfer (in a single transaction or series of transactions within a 30 day period) any Common Shares it holds and/or controls, representing more than 1.0% of the number of Common Shares the Investor holds and/or controls, when such Common Shares are added to any Common Shares any other Person bound by this Agreement as an “Investor” holds and/or controls, without first notifying the Company in writing of the number of Common Shares proposed to be sold and the price at which it desires to sell such Common Shares (which price, for greater certainty, may be determined with reference to a market price of the Common Shares on the date of sale) (each such notice being a “Proposed Sale Notice”) and the Company will have seven days following its receipt of the Proposed Sale Notice from the Investor to elect to identify one or more buyers of all or any portion of the Common Shares at the price offered by the Investor. If the Company fails to identify a buyer within such seven day period, the Investor may only sell such Common Shares for a period of 30 days thereafter, either (a) through a broad distribution through the facilities of an exchange or trading system; or (b) to a Canadian financial institution (including brokerage) for its subsequent sale or distribution to others, provided that the Investor obtains a covenant of such financial institution not to knowingly sell or distribute such Common Shares to any entity identified by the Company within such seven day period as being an entity (including a mining company) that intends to, or is reasonably expected to, attempt to acquire the Company. Notwithstanding the foregoing, the Investor is permitted to transfer any Common Shares it holds and/or controls to an Affiliate of the Investor, as certified by the Investor and where such Affiliate agrees in writing to be bound by this Agreement as an “Investor”.

Article 5
MISCELLANEOUS

5.1	Termination

This Agreement shall terminate and all rights and obligations hereunder shall cease immediately upon the Parties agreeing in writing to terminate this Agreement.

5.2	Notices

(a)       Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by email or similar means of recorded electronic communication or sent by courier, charges prepaid, addressed as follows:

in the case of the Investor:

Washington H. Soul Pattinson and Company Limited

14 / 151 Clarence Street

Sydney, NSW 2000

Australia

Attention: Dean Price

Email: [Redacted - email address]

with a copy to:

King & Wood Mallesons

Level 61, Governor Phillip Tower

1 Farrer Place

Sydney, NSW 2000

Australia

Attention: Dan Flanagan

Email: [Redacted - email address]

in the case of the Company:

NexGen Energy Ltd.

3150 - 1021 West Hastings Street
Vancouver, BC V6E 0C3

Attention: Travis McPherson, Chief Commercial Officer
Email: [Redacted - email address]

with a copy to:

Farris LLP
25th Floor, 700 W Georgia St.
Vancouver, BC V7Y 1B3

Attention: Ronald G. Murray
Email: [Redacted - email address]

(b)       Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Vancouver time) at the place of receipt, then on the next following Business Day) or, if sent by courier, on the third Business Day following the date of sending; provided, however, that if at the time of sending via courier or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by courier, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)       Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 5.2.

5.3	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

5.4	Assignment

No Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties.

5.5	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

5.6	Further Assurances and Acknowledgements

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement. For the avoidance of doubt, the Investor shall deliver to the Company a written certificate signed by an officer of the Investor (each an “Ownership Certificate”), certifying as to the number of Common Shares and the aggregate principal amount of Debentures the Investor, its Affiliates, any other Person bound by this Agreement as an “Investor”, and any other Person acting jointly or in concert with any of them, holds and/or controls as at the date of such certificate, such Ownership Certificate to be delivered to the Company as reasonably requested from time to time (including as may be required for the Company to comply with its stock exchange filing requirements and continuous disclosure obligations under applicable securities laws) within two Business Days following any such request.

The Investor acknowledges that the Company will publicly file a material change report and Form 6-K summarizing the terms of this Agreement, along with a copy of this Agreement, under its profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.edgar.com following the execution of this Agreement, and that the Company may include a summary of same as well as the security holdings of the Investor in the Company in the Company’s annual information forms, management information circulars and other applicable public disclosure documents filed on SEDAR+ and EDGAR (or with the Australian Stock Exchange and/or the Australian Securities & Investments Commission).

5.7	Right to Injunctive Relief

The Parties agree that any breach of the terms of this Agreement by any Party would result in immediate and irreparable injury and damage to the other Parties which could not be adequately compensated by damages. The Parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting Party, the other Parties shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other Parties may be entitled at law or in equity.

5.8	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if each Party had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

NEXGEN ENERGY LTD.
By:	“Leigh Curyer”
Name: Leigh Curyer
Title: Chief Executive Officer

WASHINGTON H. SOUL PATTINSON AND COMPANY LIMITED
By:	“Todd Barlow”
Name: Todd Barlow
Title: Director